Schedule 13G


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)


(Name of Issuer)
The Southern Africa Fund, Inc  (SOA US)

(Title of Class of Securities)
Common Stock

(CUSIP Number)
842157109

April 23, 2003
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
		[  ]Rule 13d-1(b)
		[X]Rule 13d-1(c)
		[  ]Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange act of 1934("Act") or otherwise subject to the liabilities of that Section of the act but shall be subject to all other provisions of the Act.
(however, see the Notes).



1.	Name of Reporting Person.
SS or I.R.S. Identification No. of above person

- CARROUSEL FUND LTD.
NO I.R.S. IDENTIFICATION NO.

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)
		(b) X

3.	SEC Use Only
 ...........................................................

4.	Citizenship or Place of Organization
        CAYMAN ISLANDS

      Number of			      	5.	Sole Voting Power :0
      Shares
      Beneficially			6.	Shared Voting Power: 349,600 SHARES
      Owned by
      Each Reporting		      	7.	Sole Dispositive Power: 0
      Person With			8.	Shared Dispositive Power: 349,600 SHARES

       	9.	Aggregate Amount Beneficially Owned by Each Reporting Person

       		349,600  SHARES

	10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares ?

	11.	Percent of Class Represented by Amount in Row (9)
      		8.06  %

        12.	Type of Reporting Person:  CO; IV*

* Not registered under the Investment company Act of 1940



1.	Name of Reporting Person.
SS or I.R.S. Identification No.  of above person

- CARROUSEL CAPITAL LTD.
NO I.R.S. IDENTIFICATION NO.

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
       		(a)
       		(b) X

3.	SEC Use Only
 ...........................................................

4.	Citizenship or Place of Organization
        UNITED KINGDOM.

      Number of			      	5.	Sole Voting Power: 0
      Shares
      Beneficially			6.	Shared Voting Power
      Owned by					349,600  SHARES
      Each Reporting		      	7.	Sole Dispositive Power: O
      Person With			8.    	Shared Dispositive Power :349,600 Shares

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
		349,600   SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ?

11.	Percent of Class Represented by Amount in Row (9) : 8.06%

12.	Type of Reporting Person:  CO, IA**


** Not registered under the Investment Advisers Act of 1940.



1.	Name of Reporting Person
SS or I.R.S. Identification No. of above person

- BrUNO SANGLE-FERRIERE
	N/A

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b) X

3.	SEC Use Only

 ...........................................................

4.	Citizenship or Place of Organization
       	FRANCE

      Number of		       	5.	Sole Voting Power: 0
      Shares
      Beneficially		6.	Shared Voting Power: 0
      Owned by
      Each Reporting	      	7.	Sole Dispositive Power:  0
      Person With		8.	Shared Dispositive Power : 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
       	349,600  SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ?

11.	Percent of Class Represented by Amount in Row (9)
      	8.06  %

12.	Type of Reporting Person: IN



      Item 1.

      (a)Name of Issuer:  The Southern Africa Fund Inc

      (b)Address of Issuer's Principal Executive Offices

	 Alliance Capital Management
	 1345 Avenue of the Americas
	 New York, NY 10105 - USA


      Item 2. 	(a). Name of  Persons Filing:

This Statement is being filed jointly by
	(i)   Carrousel Fund Ltd.,a Cayman Islands Company;
	(ii)  Carrousel Capital Ltd.,a United Kingdom Corporation; and
	(iii) Bruno Sangle-Ferriere,a French citizen deemed to have a controlling interest in Carrousel Capital Ltd.
(Carrousel Fund Ltd., Carrousel Capital Ltd., and Sangle-Ferriere are sometimes also referred to herin individually as a'Reporting Person'and collectively as 'Reporting Persons').

      		(b). Address of Principal Business Office for Each of the Above:

	(i) Carrousel Fund Ltd. The address of the Fund's principal business and principal office is Walker House, P.O. Box 265 GT,
	      Mary Street, George Town, Grand Cayman,  Cayman Islands.
	(ii) Carrousel Capital Ltd. The address of Carrousel Capital Ltd's principal business and principal office is 3A Harrington Road, London SW7 3ES, United Kingdom
	(iii) Bruno Sangle-Ferriere. Mr. Sangle-Ferriere's principal address is 3A Harrington Road, London SW7 3ES, United Kingdom


      		(c). Citizenship:

       (i)   Carrousel Fund Ltd:  Cayman Islands
       (ii)  Carrousel Capital Ltd.: United Kingdom
       (iii) Bruno Sangle-Ferriere: France


      		(d). Title of Class of Securities: Common Stock

       		(e). CUSIP Number 842157109


     Item 3.	If this statement is filed pursuant to Rule 13d-1(b)
		or 13d-2(b) or (c),check whether the person filing is a:

      (a)[ ]Broker or dealer registered under section 15 of the Exchange Act
      (b)[   ]Bank as defined in section 3(a)(6) of
		the Exchange Act
      (c)[ ]Insurance company as defined in section 3(a)(19) of the Exchange Act
      (d)[ ]Investment company registered under section 8 of the Investment Company Act;
      (e)[   ]An investment adviser in accordance with Rule.13d-1(b)
		 (1)(ii)(E);
      (f)[   ]An employee benefit plan or endowment fund in accordance
		 with Rule 13d-1(b)(1)(ii)(F);
      (g)[X]A parent holding company or control person in accordance with
		 Rule 13d-1(b)(1)(ii)(G);
      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ;
      (i)[   ]A church plan that is excluded from the definition of
		 an investment company under section 3(c)(14) of the Investment Company Act of 1940;
      (j)[X]Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


      Item 4.  	Ownership.

		(a)Amount beneficially owned:

       (i)   Carrousel Fund Ltd: 349,600
       (ii)  Carrousel Capital Ltd (a): 349,600
       (iii) Bruno Sangle-Ferriere (b): 349,600

       		(b)Percent of class

       (i)   Carrousel Fund Ltd: 8.06 %
       (ii)  Carrousel Capital Ltd: 8.06 %
       (iii) Bruno Sangle-Ferriere: 8.06 %

      		(c)Number of shares as to which the person has:

     (1)Sole power to vote or to direct the vote:
       		(i) Carrousel Fund Ltd:  0
       		(ii) Carrousel Capital Ltd (a):  0
       		(iii) Bruno Sangle-Ferriere (b):  0

(a) Carrousel capital Ltd. Is the investment manager of Carrousel Fund Ltd, subject to the overall control of the Board of Directors of the Fund, and thus could be deemed to share the power to voe and dispose of direct the disposition of such shares.
(b) Sangle-Ferriere is deemed to posses a controlling interest in Carrousel Capital Ltd. and thus could be deemed to share the power to vote and dispose or direct the disposition of such shares.


      (2)Shared power to vote or to direct the vote:
		(i)   Carrousel Fund Ltd: 349,600
		(ii)  Carrousel Capital Ltd (a): 349,600
       		(iii) Bruno Sangle-Ferriere (b): 0


      (3)Sole power to dispose or to direct the disposition of:
		(i)   Carrousel Fund Ltd: 0
       		(ii)  Carrousel Capital Ltd (a): 0
       		(iii) Bruno Sangle-Ferriere (b): 0


      (4)Shared power to dispose or to direct the disposition of:
       		(i)   Carrousel Fund Ltd: 349,600
       		(ii)  Carrousel Capital Ltd (a): 349,600
       		(iii) Bruno Sangle-Ferriere (b): 0



      Item 5.	Ownership of Five Percent or Less of a Class
    		Not Applicable



      Item 6	Ownership of More than Five Percent on Behalf of Another Person
		Not Applicable


      Item 7.	Identification and Classification of the Subsidiary Which Acquired
 		the Security being reported on by the Parent Holding Company.

This Statement is being filed jointly by (a) Carrousel Fund Ltd.(the 'Fund'), a Cayman Islands company; (b) Carrousel Capital Ltd. ('Carrousel'), a United Kingdom corporation; and (c) Bruno Sangle-Ferriere ('Sangle-Ferriere'), a French citizen. Carrousel Capital Ltd. Is the investment manager of Carrousel Fund Ltd., subject to the overall control of the Board of Directors of the Fund, and thus could be deemed to share the power to vote and dispose or direct the disposition of Shares. Bruno Sangle-Ferriere is deemed to posses a controlling interest in Carrousel Capital Ltd. And thus could be deemed to share the power to vote and dispose or direct the disposition of Shares.


      Item 8.	Identification and Classification of Members of the Group
      		Not Applicable.

      Item 9.	Notice of Dissolution of Group
		Not Applicable.


      Item 10.	Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities reffered to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 In accordance with Rule 13d-4 of the Securities Exchange Act of 1934 each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission sy such persons that they are the beneficial owners of such securities.



         	SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2003			CARROUSEL FUND, LTD.

     					By:/s/  Jasmine YENNEK
   					Name/Title Company Secretary (*)



Date: April 28, 2003			CARROUSEL CAPITAL  LTD.

					By:/s/ Jasmine YENNEK
					Name/Title Company Secretary (*)



Date: April 28, 2003			BRUNO SANGLE-FERRIERE

					By:/s/ Jasmine Yennek
					Name/Title Company Secretary (*)



(*) Pursuant to Power of Attorney filed herein.




EXHIBIT 1 - AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13 G or any amendments thereto, with respect to the common stock of THE SOUTHERN AFRICA FUND INC, and that this Agreement be included as an attachment to such filing.
This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 28th day of April,2003.

					CARROUSEL FUND LTD.

Date:  April 28, 2003			By: /s/ Jasmine Yennek
					Jasmine Yennek
					Attorney-in-Fact*


					CARROUSEL CAPITAL LTD.

Date:  April 28, 2003			By: /s/ Jasmine Yennek
					Jasmine Yennek
					Attorney-in-Fact*


					BRUNO SANGLE-FERRIERE

Date:  April 28, 2003			By: /s/ Jasmine Yennek
					Jasmine Yennek
	Attorney-in-Fact*



*Pursuant to Power of Attorney filed herein.



EXHIBIT 2 - POWER OF ATTORNEY

	KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Jasmine Yennek, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Carrousel Fund, Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date:		April 16, 2003			/s/  Pierre Alexis Cosandier
						Pierre Alexis Cosandier
						Director, Carrousel Fund, Ltd.




EXHIBIT 3 - POWER OF ATTORNEY

	KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Jasmine Yennek, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Carrousel Fund, Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date:		April 16, 2003			/s/ Bruno Sangle-Ferriere
						Bruno Sangle-Ferriere
						Director, Carrousel Capital Ltd.




EXHIBIT 4 - POWER OF ATTORNEY

	KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Jasmine Yennek, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Carrousel Fund, Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date:		April 16, 2003			/s/ Bruno Sangle-Ferriere
						Bruno Sangle-Ferriere




http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002


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